Exhibit 2.2

PROMARK DATA AND MEDIA GROUP, LLC
BALANCE SHEET
February 28, 2010 and August 31, 2009

	2010	2009
ASSETS

Current assets:
Cash	$17,196	$11,159
Accounts receivable	97,889	15,413
Total current assets	115,085	26,572

Property and equipment, net	73,308	-

Total assets	$188,394	$26,572

LIABILITIES AND NET ASSETS

Current liabilities:
Accounts payable	$86,967	$17,205
Payroll liabilities	24,536	6,902
Due to related parties	321,234	346,314
Total current liabilities	432,737	370,421

Total liabilities	432,737	370,421

Members Units	425,000	-

Accumulated deficit	(669,343)	(343,848)

Total liabilities and net assets	$188,394	$26,573

See accompanying notes

PROMARK DATA AND MEDIA GROUP, LLC

STATEMENT OF OPERATIONS

		October 13, 2008
	September 1, 2009	(inception)
	through	through
	February 28,	August 31,
	2010	2009

Revenues	$244,961	$195,484
Cost of revenues	79,864	83,370
Gross revenue	165,097	112,114

Expenses:
Sales and marketing	219,678	173,042
General and administrative	253,115	282,920
Depreciation and amortization	17,798	-

Total expenses	490,591	455,962

Loss from operations	(325,494)	(343,848)

Net loss	$(325,494)	$(343,848)

See accompanying notes.

PROMARK DATA AND MEDIA GROUP, LLC

STATEMENT OF CASH FLOWS

		October 13, 2008
	September 1, 2009	(inception)
	through	through
	February 28,	August 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(325,494)	$(343,848)
Adjustments to reconcile increase(decrease) in net assets to cash provided by operating activities:
Depreciation	17,798	-
Amortization	-	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(82,476)	(15,413)
Increase in accounts payables	69,762	17,205
Increase payroll liabilities	17,634	6,902
Increase in amounts due to related parties	(25,079)	346,313
Net cash (used in) provided by operating activities	(327,857)	11,159

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(91,106)	-
Net (cash used) in investing activities	(91,106)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in members unit	425,000
Net cash used in provided by financing activities	425,000	-

(DECREASE) INCREASE IN CASH	6,037	11,159

CASH - BEGINNING OF YEAR	11,159	-

CASH - END OF YEAR	$17,196	$11,159

See accompanying notes.

PROMARK DATA AND MEDIA GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
February 28, 2010 and August 31, 2009

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operation.  Promark Data & Media Group, LLC was incorporated on October 13, 2008, under the laws of the State of Florida.  The Company commenced operations as a October, 15, 2008.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation. Depreciation of property and equipment is recorded using the straight-line method over the estimated useful lines of the relative assets, which range as follows:

Furniture & Fixtures	5-7 years
Office Equipment	5-7 years
Computer Software	5 years

The company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes where appropriate.

Concentration of Credit Risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accrued expenses.

The Company's cash and cash equivalents are concentrated primarily in one bank in the United States.  At times, such deposits could be in excess of insured limits.  Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings (Loss) Per Unit. Basic loss per members unit is computed by dividing net loss by the weighted average number of members units outstanding during the specified period.  Diluted loss per member unit is computed by dividing net loss by the weighted average number of member unit and potential member unit during the specified period. The Company has no potentially dilutive securities.

Evaluation of long-lived Assets. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”  If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Income Taxes. In February 1992, the Financial Standards Board issued Statement of Financial Accounting Standard No.109 “Accounting for Income Taxes.” Under SFAS No. 109, deferred assets and liabilities are recognized for the estimated future tax consequences between the financial statement carrying amounts of the existing assets and their respective basis.

Deferred assets and liabilities are measured using enacted tax rates in effect for the year in which temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.  For the year ending August 31, 2009 and 2008 the effective rates were:

The differences between Federal income tax rates and the effective income tax rates are:

	February, 28	August, 31
	2010	2009

Statutory federal income tax rate	34%	34%
Valuation allowance	(34)	(34)

Effective tax rate	-%	-%

The Company has a net operating loss carry forward as of February 28, 2010 of approximately $669,343 which is offset by a 100% valuation allowance due to the uncertainty surrounding the ultimate realization of these assets. The loss carry-forwards expire at various dates through 2030.

Fair Value of Financial Instruments. For financial instruments including cash and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards. The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

2.	GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss for period October 13, 2008 to August 31, 2009 of $343,848 and cumulatively since inception for the period October 13, 2008 to February 28, 2010 of $669,343. There is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support these operations. This raises substantial doubt about the Company's ability to continue as a going concern.

The Company is currently raising working capital to fund its operations via a related company.

3.	FIXED ASSETS

Assets are stated at cost and depreciated on the straight-line method over their estimated useful lives of five to seven years.  Assets consist of the following:

	February 28,	August 31,
	2010	2009

Computer software	$83,700	$0
Furniture and fixtures	7,403	-

	91,106	$0

Depreciation	17,798	-

	$73,308	$0

4.	MEMBERS EQUITY

The Company has authorized and issued 2,000,000 units of $ 0.0001 par value to founding members of the Company.

5.	COMMITMENTS AND CONTINGENCIES-

The Company rents office space in Boca Raton, Florida under an annual sublease that commenced in April 2009. The total rent for 2009 was $30,000.  Future lease expenses are approximately $360,000 annually.  The sublease was made and entered into with a related party.

6.	RELATED PARTY TRANSACTIONS

The Company’s officers, directors and related companies have advanced funds to the company for working capital. These advances are unsecured, bear no interest and have no scheduled repayment. The total advanced during the period October 13, 2008 to February 28, 2010 was $746,234, of which $400,000 has been converted to equity leaving a balance due of $346,234.

7.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2007, the FASB issued FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“the FSP”), which provides guidance for determining whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  Under the FSP, a tax position could be effectively settled on completion of examination by a taxing authority is the entity does not intend to appeal or litigate the result and it is remote that the taxing authority would examine or re-examine the tax position.  The Company does not expect that this interpretation will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which replaces SFAS No. 141, “Business Combinations,” which establishes how an acquiring company recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles) and any non-controlling interests in the acquired entity.  SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company does not expect that this interpretation will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.”  SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of SFAS No. 141(R).  SFAS No. 160 is effective for fiscal years beginning December 15, 2008.  The Company does not expect that this interpretation will have a material impact on its financial statements.